						Exhibit 12

INTEGRYS ENERGY GROUP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	2010
(Millions)	9 months	2009	2008	2007	2006	2005

EARNINGS
Net income (loss) from continuing operations	$150.5	$(71.6)	$124.7	$181.0	$147.8	$146.1
Provision for income taxes	103.9	83.2	51.2	86.0	45.0	39.6

Income (loss) from continuing operations before income taxes	254.4	11.6	175.9	267.0	192.8	185.7
Less:
Undistributed earnings of less than 50% owned affiliates	(10.9)	(16.2)	(16.4)	3.8	13.0	7.5
Preferred stock dividends of subsidiary (a)	(4.1)	0.6	(5.1)	(5.2)	(5.3)	(4.9)
Interest capitalized (b)	-	(0.2)	-	-	-	-

Adjusted income (loss) from continuing operations before income taxes	239.4	(4.2)	154.4	265.6	200.5	188.3
Total fixed charges as defined	119.8	172.4	170.8	174.6	107.0	69.5

Total earnings as defined	$359.2	$168.2	$325.2	$440.2	$307.5	$257.8

FIXED CHARGES
Interest expense	$111.2	$164.8	$158.1	$164.5	$99.2	$62.0
Interest capitalized (c)	0.5	2.6	2.0	0.3	0.2	0.4
Interest factor applicable to rentals	4.0	5.6	5.6	4.6	2.3	2.2
Preferred stock dividends of subsidiary (a)	4.1	(0.6)	5.1	5.2	5.3	4.9

Total fixed charges as defined	$119.8	$172.4	$170.8	$174.6	$107.0	$69.5

RATIO OF EARNINGS TO FIXED CHARGES	3.0	(d)	1.9	2.5	2.9	3.7

(a) Preferred stock dividends of subsidiary are computed by dividing the preferred stock dividends of subsidiary by 100% minus the income tax rate.

(b) Includes interest capitalized for the unregulated segment.

(c) Includes allowance for funds used during construction.

(d) For the 12 months ended December 31, 2009, earnings were inadequate to cover fixed charges by $4.2 million, driven by a pre-tax non-cash goodwill impairment loss of $291.1 million.